                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING


     Commission File Number:  33-90696
                            ----------

(Check one)
[_]Form 10-K and Form 10-KSB [_]Form 11-K [_]Form 20-F [X]Form 10-Q and Form 10-QSB [_]Form N-SAR

          For Period Ended:  June 30, 2001
                             -------------

          [_]Transition Report on Form 10-K and Form 10-KSB

          [_]Transition Report on Form 20-F

          [_]Transition Report on Form 11-K

          [X]Transition Report on Form 10-Q and Form 10-QSB

          [_]Transition Report on Form N-SAR

          For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                    PART I
                            REGISTRANT INFORMATION

     Full Name of Registrant:   Andean Development Corporation.
                              ---------------------------------

     Former Name if Applicable:  ____________________________________

     Address of Principal Executive Office (Street and Number):   1 Brickell
                                                                ------------
     Square, 801 Brickell Avenue, Suite 900
     --------------------------------------

     City, State and Zip Code:   Miami, Florida  33331
                               -----------------------

                                    PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The Registrant has been unable to complete its Form 10-QSB for the quarter ended June 30, 2001 because of delays in completing the preparation of its financial statements and its management discussion and analysis. Such delays are primarily due to the reorganization of the Registrant, including the disposition of most of its subsidiaries. The reorganization has taken a significant amount of management's time away from preparation of the Form 10-QSB and delayed the preparation of the financial statements for the quarter ended June 30, 2001.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph I. Emas         (305) 373-9467
--------------------------------------------------------------------------------
(Name)                 (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       [X]Yes  [_]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
       [X]Yes  [_]No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant decrease in earnings as a consequence of the sale of certain subsidiaries during fiscal 2000 and in the first two quarters of 2001.

                        ANDEAN DEVELOPMENT CORPORATION
                        ------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 2001            By:    /s/ Pedro Pablo Errazuriz
       ---------------               --------------------------------------
                                     Pedro Pablo Errazuriz
                                     Chief Executive Officer and
                                     Authorized Signatory

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.